UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 1, 2022
JANEL CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	333-60608	86-1005291
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

80 Eighth Avenue, New York, New York 10011
(Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (212) 373-5895

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
N/A	N/A	N/A

Item 1.01.	Entry into a Material Definitive Agreement.

Stock Purchase and Sale Agreement

On July 1, 2022, Janel Corporation (the “Company”) and Rubicon Technology, Inc. (“Rubicon”) entered into a Stock Purchase and Sale Agreement (the “Purchase Agreement”) under which the Company will commence a cash tender offer (the “Offer”) to purchase up to 45.0% of the issued and outstanding shares of Rubicon’s common stock, par value $0.001, on a fully-diluted basis (collectively, the “Shares”), at a price per Share of $20.00, subject to the terms and conditions set forth in the Purchase Agreement. The transaction has been approved by the boards of directors of both the Company and Rubicon. The Purchase Agreement calls for the Offer to commence within ten business days after the date of the Purchase Agreement and have an initial expiration date of 20 business days following the commencement date of the Offer, which expiration date may be extended by the Company without the consent of Rubicon.

Under the terms of the Purchase Agreement, the Company’s obligation to accept for payment and pay for any Shares tendered in the Offer and not validly withdrawn is subject to certain conditions set forth in the Purchase Agreement, including (i) there being validly tendered and not withdrawn prior to the expiration date that number of Shares which represents at least 35.0% of the Shares issued and outstanding on a fully diluted basis (the “Minimum Condition”), (ii) the absence of a Company Material Adverse Effect (as defined in the Purchase Agreement), (iii) the purchase of the Shares pursuant to the Offer would not result, and not be reasonably likely to result, in a reduction or impairment of the net operating losses of Rubicon under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, and (iv) other conditions set forth in the Purchase Agreement.

The Purchase Agreement contains customary representations and warranties from both the Company and Rubicon, and Rubicon agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Purchase Agreement and the closing of the Offer.  Rubicon is subject to certain restrictions on its ability to solicit third-party proposals relating to alternative transactions or provide information or enter into discussions in connection with alternative transactions, subject to certain exceptions to permit Rubicon’s board of directors to comply with its fiduciary duties. Prior to the closing of the Offer, under specified circumstances, the board of directors of Rubicon may change its recommendation to Rubicon’s stockholders regarding its recommendation to the stockholders that they tender their Shares or its declaration of the advisability of the Offer in connection with an unsolicited, bona fide written alternative acquisition proposal that the board of directors of Rubicon determines in good faith (after receiving the advice of its outside counsel) constitutes a Superior Proposal (as defined in the Purchase Agreement).

The parties have also agreed to cooperate with each other and to prepare and file, as promptly as possible, all applications, notices, petitions and filings to obtain all consents and approvals that are necessary or advisable to consummate the transactions contemplated by the Purchase Agreement.

If the Offer is consummated, the Purchase Agreement provides that the Company will be entitled to designate two individuals to serve on the four-member board of directors of Rubicon, alongside two previously serving directors of Rubicon. Additionally, the Purchase Agreement provides that, immediately after the consummation of the Offer, Rubicon will authorize and approve a cash distribution to be paid to all stockholders of Rubicon, which will then include the Company, in the aggregate amount of $11.00 per share (the “Capital Return”).

The Purchase Agreement contains certain termination rights for the Company and Rubicon. Upon termination of the Purchase Agreement under specified circumstances, Rubicon may be required to pay to the Company a termination fee of either:

(A) $500,000, which includes a reimbursement of expenses of up to $200,000, if Rubicon is in breach of the Purchase Agreement and that breach results in certain closing conditions not being satisfied; or

(B) $750,000, which includes a reimbursement of expenses of up to $500,000, if Rubicon terminates the Purchase Agreement and immediately after such termination enters into an alternative acquisition agreement.

If the Purchase Agreement is terminated by Rubicon due to the Company’s breach of the Purchase Agreement, then the Company may be required to pay Rubicon an expense reimbursement amount of up to $500,000.

The Purchase Agreement may also be terminated upon, among other things, the mutual consent of the parties, if the Offer is not consummated prior to September 15, 2022, the Offer is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder, the occurrence of a judgment or other legal restraint preventing the consummation of the Offer, either party having materially breached the Purchase Agreement, or by Rubicon if the board of directors of Rubicon has received and approved a Superior Proposal (as defined in the Purchase Agreement) and Rubicon enters into a new definitive agreement for such Superior Proposal immediately after the termination of the Purchase Agreement.

The representations, warranties and covenants of each party set forth in the Purchase Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Purchase Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Purchase Agreement and (2) were made only as of the date of the Purchase Agreement or such other date as is specified in the Purchase Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Purchase Agreement, which subsequent information may not be fully reflected in the parties’ public disclosures. Accordingly, the Purchase Agreement is included with this filing only to provide investors with information regarding the terms of the Purchase Agreement, and not to provide investors with any other factual information regarding the Company or Rubicon, their respective affiliates or their respective businesses.

Tender and Voting Agreements

Concurrently with the execution of the Purchase Agreement, the Company entered into a Tender and Voting Agreement (each, a “Tender and Voting Agreement”), with each of Aldebaran Capital, LLC, Bandera Master Fund, L.P., Sententia Capital Management LLC and Poplar Point Capital Management, LLC (each, a “Principal Stockholder,” and collectively, the “Principal Stockholders”), and Rubicon. The Company has not paid any consideration in connection with the execution and delivery of the Tender and Voting Agreements.  Each Tender and Voting Agreement was entered into as a condition and inducement to the willingness of the Company to enter into the Purchase Agreement and to increase the likelihood that the Minimum Condition will be satisfied. Pursuant to the Tender and Voting Agreements, the Principal Stockholders agreed to validly tender to the Company pursuant to and in accordance with the terms of the Offer, an aggregate of 675,263 Shares beneficially owned by the Principal Stockholders on the date of each Tender and Voting Agreement (the “Existing Shares”), subject to proration for tenders by other stockholders, and not to withdraw the Existing Shares from the Offer. If any Principal Stockholder acquires beneficial ownership of any additional outstanding Shares of Rubicon’s common stock after the date of such Tender and Voting Agreement to which it is a party and prior to the termination of the Tender and Voting Agreement (together with the Existing Shares, the “TO Shares”), such Principal Stockholder agreed to validly tender such TO Shares to the Company in accordance with the Offer, and in any event prior to the expiration date of the Offer, subject to proration for tenders by other stockholders. Each Principal Stockholder agreed not to withdraw any TO Shares so tendered unless the Tender and Voting Agreement to which such Principal Stockholder is a party or the Offer is terminated or otherwise terminates in accordance with its terms, except under certain limited circumstances.

In addition, during the term of the Tender and Voting Agreements, each Principal Stockholder irrevocably agreed to vote the TO Shares at any meeting of the holders of Rubicon’s common stock, or in connection with any written consent of the holders of Rubicon’s common stock: (i) in favor of approving the transactions contemplated by the Purchase Agreement and the Tender and Voting Agreement to which it is a party and any actions required in furtherance thereof (the “Transactions”); and (ii) against the following actions, agreements or transactions (other than the Transactions): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Rubicon or any of its subsidiaries, (B) a sale, lease or transfer of a material amount of assets of Rubicon or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of Rubicon or any of its subsidiaries, (C) (1) any change in a majority of the persons who constitute the board of directors of Rubicon, (2) any change in the present capitalization of Rubicon or any amendment of the organizational documents of Rubicon, (3) any other material change in Rubicon‘s corporate structure or business or (4) any other action which, in the case of each of the matters referred to in clauses (C)(1), (2) or (3), is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purpose of or adversely affect the Transactions contemplated by the Tender and Voting Agreement and the Purchase Agreement.

Financing

The Company intends to pay for the Shares in the Offer, and for other fees and expenses required to be paid in connection with the Offer, from cash on hand and borrowings. On July 1, 2022, in connection with the execution of the Purchase Agreement, the Company entered into a commitment letter (the “Bridge Facility Commitment Letter”) with Santander Bank, N.A. (“Lender”) pursuant to which the Lender has committed to provide the Company funds by amending its current credit facility with the Company and certain affiliates, the Amended and Restated Loan and Security Agreement dated as of September 21, 2021 (as amended and in effect, the “Loan Agreement”) by and among Lender, Janel Group, Inc., Expedited Logistics and Freight Services, LLC, a Texas limited liability company, and ELFS Brokerage LLC, as borrowers, and the Company and Expedited Logistics and Freight Services, LLC, an Oklahoma corporation, as guarantors.  The proposed amendment to the Loan Agreement (the “Proposed Amendment”) would (i) increase the maximum amount that the borrowers can borrow under the Loan Agreement’s revolving credit facility from $31.5 million to $35 million (the “Revolver Increase”) and (ii) provide for a new bridge term loan to the Company in the principal amount of $12 million (the “Bridge Facility”).  The effectiveness of the Proposed Amendment, the availability of the Revolver Increase and funding of the Bridge Facility contemplated under the Bridge Facility Commitment Letter are contingent upon the satisfaction of customary conditions, including (i) execution and delivery of definitive documentation with respect to the Proposed Amendment, the Revolver Increase and the Bridge Facility in accordance with the terms set forth in the Bridge Facility Commitment Letter, (ii) expiration of the Offer shall have occurred and all conditions to the closing of the Offer under the Purchase Agreement shall have been met and (iii) the Capital Return shall have been duly authorized by Rubicon and all conditions to its declaration (other than the closing of the Offer) shall have been satisfied. The actual documentation governing the Proposed Amendment, the Revolver Increase and the Bridge Facility has not been finalized and, accordingly, the definitive terms may differ from the description of such terms in the Bridge Facility Commitment Letter. The Company was required to pay a $15,000 non-refundable portion of a $60,000 commitment fee upon execution of the Bridge Facility Commitment Letter with the remainder of such commitment fee due upon closing of the Proposed Amendment.  The Company expects to repay the entire Bridge Facility shortly after the payment of the Capital Return.  The Company’s entering into the Proposed Amendment, the effectiveness of the Revolver Increase and the Company obtaining the Bridge Facility are not conditions to the closing of the Offer.

The foregoing summary of the Bridge Facility Commitment Letter and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Bridge Facility Commitment Letter attached hereto as Exhibits 10.1 and incorporated herein by reference.

***

Other than in respect of the Purchase Agreement and the Tender and Voting Agreements, there is no material relationship between the Company, on the one hand, and Rubicon or any of the Principal Stockholders, on the other hand. Other than in respect of the Loan Agreement and the Bridge Facility Commitment Letter, there is no material relationship between the Company and Lender. The description of the Purchase Agreement, the Bridge Facility Commitment Letter and the Tender and Voting Agreements is qualified in its entirety by reference to the full text of the Purchase Agreement and the Tender and Voting Agreements, copies of which are attached hereto as Exhibit 2.1, 10.1, 99.1, 99.2, 99.3 and 99.4 and are incorporated by reference herein.

Item 7.01	Regulation FD Disclosure.

On July 5, 2022, the Company and Rubicon issued a joint press release announcing the parties’ entry into the Purchase Agreement, a copy of which is attached as Exhibit 99.5 and is incorporated by reference herein. The information in Item 7.01 of this report, including Exhibit 99.5, are being furnished and shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. The information in Item 7.01 of this report, including Exhibit 99.5, shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

***

Important Information about the Tender Offer

The Offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that the Company will file with the SEC. At the time the Offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by the Company with the SEC, and a solicitation/recommendation statement on Schedule 14D-9 will be filed by Rubicon with the SEC. The Offer will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.

Investors and security holders are urged to read both the Tender Offer Statement and the Solicitation/ Recommendation Statement regarding the Offer, as they may be amended from time to time, when they become available because they will contain important information.

Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Additional copies may be obtained at no charge by contacting Rubicon Technology, Inc., 900 East Green Street, Bensenville, Illinois 60106 or (847) 295-7000 or by contacting Janel Corporation, 80 Eighth Avenue, New York, New York 10011 or (212) 373-5895. In addition, the Company and Rubicon file annual, quarterly and current reports and other information with the SEC, which are also available to the public at the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K (the “Report”) contains certain statements that are, or may deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and that reflect management’s current expectations with respect to our operations, performance, financial condition, and other developments. These forward-looking statements may generally be identified by the use of the words “may,” “will,” “intends,” “plans,” projects,” “believes,” “should,” “expects,” “predicts,” “anticipates,” “estimates,” and similar expressions or the negative of these terms or other comparable terminology. These statements are necessarily estimates reflecting management’s best judgment based upon current information and involve a number of risks, uncertainties and assumptions. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and readers are advised that various factors could affect our financial performance and could cause our actual results for future periods to differ materially from those anticipated or projected. While it is impossible to identify all such factors, such factors include, but are not limited to: uncertainties as to the timing of the Offer; uncertainties as to how many of Rubicon’s stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer contemplated by the Purchase Agreement may not be satisfied or waived; the effects of disruption from the transactions contemplated by the Purchase Agreement and the impact of the announcement and pendency of the transactions on either party’s business; the risk that stockholder litigation in connection with the Offer may result in significant costs of defense, indemnification and liability, and diversion of management time and attention from managing the affairs of the Company or Rubicon, the impact of the coronavirus on the worldwide economic conditions and on our businesses, our strategy of expanding our business through acquisitions of other businesses; the risk that we may fail to realize the expected benefits or strategic objectives of any acquisition, or that we spend resources exploring acquisitions that are not consummated; risks associated with litigation, including contingent auto liability and insurance coverage; indemnification claims and other unforeseen claims and liabilities that may arise from an acquisition; economic and other conditions in the markets in which we operate; the risk that we may not have sufficient working capital to continue operations; instability in the financial markets; our dependence on key employees; impacts from climate change, including the increased focus by third-parties on sustainability issues and our ability to comply therewith; competition from parties who sell their businesses to us and from professionals who cease working for us; terrorist attacks and other acts of violence or war; security breaches or cybersecurity attacks; our compliance with applicable privacy, security and data laws; competition faced by our logistics services freight carriers with greater financial resources and from companies that operate in areas in which we plan to expand; our dependence on the availability of cargo space from third parties; recessions and other economic developments that reduce freight volumes; other events affecting the volume of international trade and international operations; risks arising from our logistics services business’ ability to manage staffing needs; competition faced in the freight forwarding, freight brokerage, logistics and supply chain management industry; industry consolidation and our ability to gain sufficient market presence with respect to our logistics services business; risks arising from our ability to comply with governmental permit and licensing requirements or statutory and regulatory requirements; seasonal trends; competition faced by our manufacturing (Indco) business from competitors with greater financial resources; Indco’s dependence on individual purchase orders to generate revenue; any decrease in the availability, increase in the cost or supply shortages, of raw materials used by Indco; Indco’s ability to obtain and retain skilled technical personnel; risks associated with product liability claims due to alleged defects in Indco’s products; risks arising from the environmental, health and safety regulations applicable to Indco; the reliance of our Indco and Life Sciences businesses on a single location to manufacture their products; the ability of our Life Sciences business to compete effectively; the ability of our Life Sciences business to introduce new products in a timely manner; product or other liabilities associated with the manufacture and sale of new products and services; changes in governmental regulations applicable to our Life Sciences business; the ability of our Life Sciences business to continually produce products that meet high quality standards such as purity, reproducibility and/or absence of cross-reactivity; the controlling influence exerted by our officers and directors and one of our stockholders; our inability to issue dividends in the foreseeable future; and risks related to ownership of our common stock, including volatility and the lack of a guaranteed continued public trading market for our common stock; and such other factors that may be identified from time to time in our Securities and Exchange Commission (“SEC”) filings. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those projected. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For a more detailed discussion of these factors, see our periodic reports filed with the SEC, including our most recent Annual Report on Form 10-K for the fiscal year ended September 30, 2021 and in our subsequent Quarterly Reports on Form 10-Q all of which are filed with the SEC and available at www.sec.gov.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

2.1*	Stock Purchase and Sale Agreement, dated as of July 1, 2022, between Janel Corporation and Rubicon Technology, Inc.

10.1
Bridge Facility Commitment Letter, dated as of July 1, 2022, by and among Santander Bank, N.A., Janel Group, Inc., Expedited Logistics and Freight Services, LLC, ELFS Brokerage LLC, Janel Corporation and Expedited Logistics and Freight Services, LLC.

99.1	Tender and Voting Agreement by and among Janel Corporation, Rubicon Technology, Inc. and Aldebaran Capital, LLC, dated July 1, 2022.

99.2	Tender and Voting Agreement by and among Janel Corporation, Rubicon Technology, Inc. and Bandera Master Fund, L.P., dated July 1, 2022.

99.3	Tender and Voting Agreement by and among Janel Corporation, Rubicon Technology, Inc. and Sententia Capital Management LLC, dated July 1, 2022.

99.4	Tender and Voting Agreement by and among Janel Corporation, Rubicon Technology, Inc. and Poplar Point Capital Management, LLC, L.P., dated July 1, 2022.

99.5	Joint Press Release, dated July 5, 2022.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

* Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JANEL CORPORATION
(Registrant)

Date: July 5, 2022	By:	/s/ Dominique Schulte
Dominique Schulte
Chief Executive Officer